Procera Networks, Inc. | 100-C Cooper Court | Los Gatos, CA 95032
p. 408-890-7100 | f. 408-354-7211 | www.proceranetworks.com

February 5, 2010

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attn:	Katherine Wray, Division of Corporation Finance

Re:	Procera Networks, Inc. (the “Company”)
Form S-3 Registration Statement
File No. 333-164314

Ladies and Gentlemen:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 4, 2010 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-3 originally filed with the Commission on January 13, 2010 (the “Registration Statement”).  The numbering of the paragraph below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Important Information Incorporated by Reference, page 4

1.
We note that on January 20, 2010, subsequent to the filing of your registration statement on Form S-3, you filed a Form 8-K that appears required to be incorporated by reference into your registration statement.  Please confirm that in the first prospectus used after effectiveness of your registration statement, you will specifically identify this Form 8-K, as well as any other Exchange Act reports that are required to be incorporated by reference made prior to effectiveness.  See Question 123.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Response:  The Company confirms that the first prospectus offering securities registered by the Registration Statement that is used by the Company after the effectiveness of the Registration Statement will specifically identify and incorporate by reference the Form 8-K filed by the Company on January 20, 2010, as well as any other Exchange Act reports that are required to be incorporated by reference and that were filed prior to effectiveness of the Registration Statement.

Request for Accelerated Effectiveness

The undersigned registrant hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 to become effective at 4:00 p.m. Eastern Standard Time, on Tuesday, February 9, 2010 or as soon thereafter as is practicable.

The undersigned registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Procera Networks, Inc.

By:	/s/ James F. Brear
James F. Brear
Chief Executive Officer

cc:	Eric C. Jensen, Esq., Cooley Godward Kronish llp
Michael E. Tenta, Esq., Cooley Godward Kronish llp